

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Pete O'Heeron
Chief Executive Officer
FibroBiologics, Inc.
455 E. Medical Center Blvd., Suite 300
Houston, TX 77598

> **Re: FibroBiologics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 10, 2024**
> **CIK No. 0001958777**

Dear Pete O'Heeron:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian P. Fenske, Esq.